UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-40238

BitVentures Limited

Level 15, AIA Central, No.1 Connaught Road Central

Central, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

BitVentures Limited Announces Further Updates on Its Substitution Listing Plan

On December 30, 2025 New York Time, BitVentures Limited (“BitVentures” or the “Company”) (NASDAQ: BVC) today announced further updates on its substitution listing plan.

As previously announced on December 2 and December 19, 2025, the Company plans to terminate its Deposit Agreement dated March 25, 2021 entered into between the Company and Deutsche Bank Trust Company Americas as depositary (the “Depositary”) for the Company’s American Depositary Shares (the “ADSs”), and beneficial owners and holders of ADSs issued thereunder. As a result, the Company’s existing American depositary receipts facility (the “ADR Facility”) is expected to be terminated (the “Termination”). Immediately following the Termination of the ADR Facility, the Company intends to consolidate its shares such that every issued and unissued twenty (20) ordinary shares of par value US$0.0001 each will be consolidated into one (1) ordinary share of par value US$0.0020 each (each, a “Consolidated Ordinary Share”) (the “Share Consolidation”). All outstanding ADSs will be automatically cancelled and will be entitled to receive Consolidated Ordinary Shares at a ratio of one Consolidated Ordinary Share for each ten ADS cancelled (the “Mandatory Exchange”) after taking into account the ADS ratio. Following the Mandatory Exchange and simultaneous Share Consolidation, the Company plans to list its Consolidated Ordinary Shares for trading on Nasdaq Capital Market (“Nasdaq”) in substitution for its ADSs (the “Substitution Listing”).

The Company anticipates that the Mandatory Exchange and the Substitution Listing will take effect on January 5, 2026, rather than December 29, 2025 as initially scheduled.

There remains uncertainty regarding whether and when the Company will be able to obtain clearance from Nasdaq to effectuate the Mandatory Exchange and the Substitution Listing. Prior to the exchange date, Nasdaq may suspend the trading of the Company’s ADSs until such time as the Mandatory Exchange and the Substitution Listing shall have taken effect or as otherwise determined by Nasdaq.

Exhibit

99.1	Press release dated December 30, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BitVentures Limited

By:	/s/ Lawrence Lok
Name:	Lawrence Lok
Title:	Chairman and CEO

Date: December 30, 2025 New York Time